Exhibit 99.1

NEWS RELEASE

May 14, 2019 - For Immediate Release

Great Panther Provides Update on Tucano Gold Mine

GREAT PANTHER MINING LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) is pleased to announce the successful commissioning of the supplemental modular liquid oxygen supply system (“Supplemental Oxygen”) at the Tucano Gold Mine in Brazil (“Tucano”), which is designed to allow for the processing of the higher-grade sulphide ore produced by the mine and achieve designed and budgeted gold recoveries.

The Supplemental Oxygen has been operational since start of May and has successfully processed sulfide ore at grades as high as 2 grams per tonne gold (“g/t Au”) with high (94%) recoveries. The following provides a summary of the plant performance.

Tucano Plant Report Summary	(1) Q1 - 2019	April, 2019	May 1 - 13, 2019
Dry ore milled (tonnes)	747,200	254,700	83,201
Feed grade (g/t Au)	1.11	0.98	1.75
Gold recovery (%)	88.0	87.6	94.5
Gold recovered (oz)	23,470	7,020	4,429
(1)	Full first quarter summary from January 1 - March 31, 2019.

Prior to the installation of the Supplemental Oxygen, Tucano was limited to processing primarily lower grade oxide material. Preliminary results demonstrate the ability to process Tucano’s highest-grade sulfide materials with recovery rates exceeding planned rates.

James Bannantine, President and CEO stated: “We are very happy to successfully conclude what was probably the most important single element in the Tucano turnaround, which is ongoing and progressing well. This is also a critical accomplishment for the new Great Panther Mining team, as we integrate our teams into one.”

Processing plant availability and utilization for the period of May 1st to 13th was lower than designed capacity levels to facilitate testing and optimization during the commissioning of the Supplemental Oxygen, and due to higher than planned maintenance of the SAG mill. As a reference, gold produced from May 1st to May 13th was based on plant utilization of 73%. Gold production is expected to increase during the month of May as the SAG mill availability improves and the mill is turned back up to full capacity.

The addition of the Supplemental Oxygen completes the functionality of the recent plant upgrade of ball mill, thickener, additional CIL tankage and oxygen supply to handle the mine’s sulfide production going forward.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther is also evaluating the restart of the Coricancha project in Peru and expects to make a decision on whether or not to restart the project in June 2019.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding expectations of increasing capacity and gold recoveries, increased availability of the SAG mill, increased gold production, and timing or positive outcome of a production decision for the Coricancha project.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:     1 888 355 1766

Tel:              +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3